UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 93

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Extraordinary General Meeting

On November 11, 2024, the Sono Group N.V. (the “Company”) issued a table containing tabulations of the votes cast at the Company’s extraordinary general meeting, held on November 7, 2024 (the “EGM”), attached hereto as Exhibit 99.1. The Company’s shareholders approved and adopted all matters submitted to them, which are described in the convening notice attached as Exhibit 99.1 to the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on October 23, 2024.

Appointment of Owen May to the Supervisory Board

At the EGM, Mr. Owen May was appointed as a new member of the Company’s supervisory board as of the close of the EGM, for a period up to and including the annual general meeting of the Company in 2026.

About This Document

The information contained in this report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-261241), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description of Exhibit

99.1	Tabulations of the votes cast at the Company’s extraordinary general meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By:	/s/ George O'Leary
	Name:	George O'Leary
	Title:	Managing Director

Date: November 12, 2024